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Exhibit 99.1

Brookfield Business Partners L.P.
Interim Report Q2 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

        As of June 30, 2016 and December 31, 2015 and for the three and six months ended
June 30, 2016 and 2015

 INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Financial Statements of Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 15	$709	$354
Financial assets	5	595	388
Accounts receivable, net	6	1,723	1,568
Inventory, net	8	292	442
Other assets	7	403	283

Current assets		3,722	3,035
Financial assets	5	11	21
Accounts receivable, net	6	76	67
Other assets	7	21	23
Property, plant and equipment	9	2,287	2,364
Deferred income tax assets		92	64
Intangible assets		426	445
Equity accounted investments	10	370	492
Goodwill	11	1,142	1,124

Total assets	20	$8,147	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	12	$2,096	$1,984
Borrowings	14	431	511

Current liabilities		2,527	2,495
Accounts payable and other	12	370	391
Borrowings	14	1,627	1,563
Deferred income tax liabilities		90	102

Total liabilities		4,614	4,551

Equity
Limited partners	17	$1,016	$—
General partner	17	—	—
Brookfield Asset Management Inc.	17	—	1,787
Non-controlling interest attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	17	1,103	—
Interest of others in operating subsidiaries	17	1,414	1,297

Total equity		3,533	3,084

Total liabilities and equity		$8,147	$7,635

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2016	2015	2016	2015
Revenues	20	$2,008	$1,630	$3,685	$2,776
Direct operating costs	8, 19	(1,865)	(1,484)	(3,434)	(2,507)
General and administrative expenses	20	(64)	(48)	(126)	(89)
Depreciation and amortization expense	20	(76)	(61)	(148)	(114)
Interest expense	20	(23)	(10)	(47)	(20)
Equity accounted income, net		20	6	47	9
Impairment expense, net	7	(106)	—	(106)	—
Gain on acquisitions/dispositions	5	28	7	28	269
Other income (expenses), net		(21)	(14)	(31)	(18)

Income before income tax		(99)	26	(132)	306
Income tax (expense) recovery
Current		(7)	(10)	(10)	(21)
Deferred		15	3	22	10

Net (loss) income		$(91)	$19	$(120)	$295

Attributable to:
Limited partners(1)		$(1)	$—	$(1)	$—
General partner(1)		—	—	—	—
Brookfield Asset Management Inc.(2)		(30)	8	(35)	186
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1)		(2)	—	(2)	—
Interest of others in operating subsidiaries		(58)	11	(82)	109

		$(91)	$19	$(120)	$295

Basic and diluted earnings per limited partner unit	17	$(0.03)		$(0.03)

(1)
For the period from June 20, 2016 to June 30, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

		Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	Notes	2016	2015	2016	2015
Net income (loss)		$(91)	$19	$(120)	$295

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(10)	$34	$121	$(99)
Available-for-sale securities		16	(14)	28	(37)
Net investment hedges		10	1	(15)	10
Equity accounted investments	10	(42)	—	(52)	—
Taxes on the above items		—	1	5	1

Total other comprehensive income (loss)		(26)	22	87	(125)

Comprehensive income (loss)		$(117)	$41	$(33)	$170

Attributable to:
Limited partners(1)		$(6)	$—	$(6)	$—
General partner(1)		—	—	—	—
Brookfield Asset Management Inc.(2)		(35)	33	15	113
Non-controlling interest attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1)		(7)	—	(7)	—
Interest of others in operating subsidiaries		(69)	8	(35)	57

		$(117)	$41	$(33)	$170

(1)
For the period from June 20, 2016 to June 30, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

									Non-controlling interests
	Brookfield Asset Management Inc.			Limited partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss)(2)	Brookfield Asset Management Inc.	Capital	Retained earnings	Accumulated other comprehensive income (loss)(2)	Limited partners	General partner and Special Limited Partners(3)	Capital	Retained earnings	Accumulated other comprehensive income (loss)(2)	Redemption- Exchange Units	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as of Jan. 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084

Net income (loss)	(35)	—	(35)	—	(1)	—	(1)	—	—	(2)	—	(2)	—	(82)	(120)
Other comprehensive income (loss)	—	50	50	—	—	(5)	(5)	—	—	—	(5)	(5)	—	47	87

Total comprehensive income (loss)	(35)	50	15	—	(1)	(5)	(6)	—	—	(2)	(5)	(7)	—	(35)	(33)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	—	120	198
Distributions	(18)	—	(18)	—	—	—	—	—	—	—	—	—	—	(22)	(40)
Net increase/(decrease) in Brookfield Asset Management Inc. Investment	13	(8)	5	—	—	—	—	—	—	—	—	—	—	54	59
Unit issuance / Reorganization(1)	(2,185)	318	(1,867)	1,153	—	(131)	1,022	—	1,282	—	(187)	1,095	15	—	265

Balance as of Jun. 30, 2016	$—	$—	$—	$1,153	$(1)	$(136)	$1,016	$—	$1,282	$(2)	$(192)	$1,088	$15	1,414	$3,533

Balance as of Jan. 1, 2015	$1,705	$(205)	$1,500	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$635	$2,135

Net income (loss)	186	—	186	—	—	—	—	—	—	—	—	—	—	109	295
Other comprehensive income (loss)	—	(73)	(73)	—	—	—	—	—	—	—	—	—	—	(52)	(125)

Total comprehensive income (loss)	186	(73)	113	—	—	—	—	—	—	—	—	—	—	57	170
Contributions	100	—	100	—	—	—	—	—	—	—	—	—	—	179	279
Distributions	(182)	—	(182)	—	—	—	—	—	—	—	—	—	—	(25)	(207)
Net increase (decrease) in Brookfield Asset Management Inc. investment	137	7	144	—	—	—	—	—	—	—	—	—	—	55	199

Balance as of Jun. 30, 2015	$1,946	$(271)	$1,675	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$901	$2,576

(1)
See Note 1(b) and 2(b) for details regarding the Spin-off and reorganization.

(2)
See Note 18.

(3)
Represents Capital, Retained earnings and Accumulated other comprehensive income (loss) attributable to the General partner and the Special limited partners.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six months ended June 30,
(US$ MILLIONS)	Notes	2016	2015
Operating Activities
Net income (loss)		$(120)	$295
Adjusted for the following items:
Equity accounted income, net		(47)	(9)
Impairment expense, net		106	—
Depreciation and amortization expense		148	114
Gain on acquisitions/disposition		(28)	(269)
Provisions and other items		73	69
Deferred income tax (recovery) expense		(22)	(10)
Changes in non-cash working capital, net	21	28	(63)

Cash from operating activities		138	127

Financing Activities
Proceeds from borrowings		342	982
Repayment of borrowings		(415)	(94)
Capital provided by limited partners		250	—
Capital provided by preferred shareholders		15	—
Capital provided by Brookfield Asset Management Inc. and non-controlling interests		196	492
Distributions to Brookfield Asset Management Inc. and non-controlling interests		(34)	(260)

Cash from financing activities		354	1,120

Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		—	(637)
Property, plant and equipment and intangible assets		(77)	(49)
Equity accounted investments		—	(363)
Financial assets	5	(325)	(83)
Dispositions and distributions
Equity accounted investments		113	—
Property, plant and equipment		8	12
Financial assets	5	92	—
Net settlement of foreign exchange hedges		24	—
Restricted cash and deposits		27	(31)

Cash used by investing activities		(138)	(1,151)

Cash and cash equivalents
Change during the period		354	96
Impact of foreign exchange on cash		1	(5)
Balance, beginning of year		354	163

Balance, end of period		$709	$254

Supplemental cash flow information is presented in Note 21.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP

  (a)
  Brookfield Business Partners L.P.

    Brookfield Business Partners L.P. ("Brookfield Business Partners L.P.") and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" and its subsidiaries (other than the partnership, and together with Brookfield Asset Management, "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

    Brookfield Business Partners L.P.'s sole direct investment is a managing general partnership interest (the "Managing GP Units") in Brookfield Business L.P. ("the Holding LP"), which holds the partnership's interests in the business services and industrial operations.

    The partnership's principal business services include construction services, residential real estate services and facilities management. The partnership's principal industrial operations are comprised of oil and gas exploration and production, palladium and aggregates mining, bath and shower products manufacturing, the production of graphite electrodes and the manufacturing and supply of engineered precast systems and pipe products. The partnership's operations are primarily located in Australia, Canada, the United Kingdom, the United States and the Middle East.

  (b)
  Spin-off of business services and industrial operations

    On June 20, 2016, Brookfield completed the spin-off of the partnership (the "Spin-off"), which was effected by way of a special dividend of units of Brookfield Business Partners L.P. to holders of Brookfield's Class A and B limited voting shares as of June 2, 2016 (the "Record Date"). Each holder of Brookfield shares received one limited partnership unit for approximately every 50 Brookfield shares. Brookfield shareholders received approximately 45% of the limited partnership units of Brookfield Business Partners L.P., with Brookfield retaining the remaining limited partnership units of Brookfield Business Partners L.P.

    Prior to the Spin-off, Brookfield effected a reorganization so that the partnership's business services and industrial operations that were historically owned and operated by Brookfield, (the "Business"), both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the "holding entities"). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership's interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units ("Special LP Units") and redemption-exchange units of Holding LP ("Redemption-Exchange Units"), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, ("Preferred Shares"). Brookfield holds approximately 79% of the partnership interest on a fully exchanged basis.

    The following describes the agreements resulting from the Spin-off:

  (i)
  Redemption-Exchange Units

    As part of the Spin-off, Holding LP issued Redemption-Exchange Units for the transfer of the Business. Beginning on June 20, 2018, the Redemption-Exchange Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.'s limited partnership units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to Brookfield Business Partners L.P.'s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.'s limited partnership units (subject to certain customary adjustments). If Brookfield Business Partners L.P. elects not to exchange the Redemption-Exchange Units for limited partnership units of Brookfield Business Partners L.P., the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units provide the holder the direct economic benefits and exposures to the underlying performance of Holding LP and accordingly to the variability of the distributions of Holding LP, whereas Brookfield Business Partners L.P.'s unitholders have indirect access to the economic benefits and exposures of Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a direct interest in Holding LP through its Managing GP Units.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP (Continued)

  (ii)
  Preferred shares

    As part of the Spin-off, Brookfield subscribed for an aggregate of $15 million of preferred shares of three of the partnership's subsidiaries. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

  (iii)
  Credit facilities

    As part of the Spin-off, the partnership entered into a credit agreement with Brookfield (the "Brookfield Credit Agreements") providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Further details of the Brookfield Credit Agreements are described in Note 14.

  (iv)
  Other arrangements with Brookfield

    The partnership entered into a Master Services Agreement (the "Master Services Agreement") with affiliates of Brookfield, (the "Service Providers"), to provide management services to the partnership. Key decision makers of our partnership are employees of the ultimate parent company and provide management services to our partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold of $25/unit, subject to a high watermark.

    As part of the Spin-off, the partnership entered into a Deposit Agreement with Brookfield, (the "Brookfield Deposit Agreement"). From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest, to be determined in connection with any such deposit. The terms of any such deposit are expected to be on market terms.

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

    These unaudited interim condensed consolidated financial statements, ("interim condensed consolidated financial statements") of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below and in the Combined Carve-Out Financial Statements as of and for the year ended December 31, 2015 included in our Prospectus dated May 13, 2016. These interim condensed consolidated financial statements should be read in conjunction with the Combined Carve-Out Financial Statements for the year ended December 31, 2015. These interim condensed consolidated financial statements are unaudited. The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The accounting policies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (ac), under Future Changes in Accounting Policies.

    For the periods prior to June 20, 2016, our partnership's results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the Spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's interim condensed consolidated statement of operating results prior to the Spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly-traded company for the periods presented.

    Subsequent to the Spin-off, the partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on August 1, 2016.

  (b)
  Continuity of interests

    As described above, Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the Spin-off of the Business to the partnership to holders of Brookfield's Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership and Brookfield's accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the Spin-off.

    To reflect this continuity of interests these interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off (see Note 1(b)) have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 15). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner and Redemption-Exchange unitholders on and after June 20, 2016.

    Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be forgiven at the time the transaction is recorded and reflected as a "Net increase/(decrease) in Brookfield Asset Management Inc. investment". "Net increase/(decrease) in Brookfield Asset Management Inc. investment" as shown in the interim condensed consolidated statements of changes in equity represents the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the interim condensed consolidated statements of cash flows as a financing activity and in the interim condensed consolidated statements of financial position as "Equity attributable to Brookfield Asset Management Inc."

  (c)
  Basis of consolidation

    The interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership's subsidiaries held by others and the Redemption-Exchange Units and Preferred Shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the interim condensed consolidated statements of financial position. Intercompany transactions have been eliminated.

    As part of the Spin-off, Brookfield Business Partners L.P., through its Managing GP Units, became the managing general partner of Holding LP, and thus controls Holding LP. The partnership entered into agreements with various affiliates of Brookfield, whereby the partnership was assigned Brookfield's voting or general partner kick-out rights and effectively controls the subsidiaries of Holding LP with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of Holding LP and its subsidiaries.

  (d)
  Redemption-Exchange Units

    As described in Note 1(b)(i), our partnership's equity interests include limited partnership units held by public unitholders and Brookfield, as well as Redemption-Exchange Units held by Brookfield. The Redemption-Exchange Units have the same economic attributes in all respects as the limited partnership units, except that the Redemption-Exchange Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with limited partnership units of Brookfield Business Partners L.P., rather than cash, on a one-for-one basis. The Redemption-Exchange Units provide Brookfield with the direct economic benefits

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas our partnership's unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in our company which owns a direct interest in the Holding LP. Accordingly, the Redemption-Exchange Units have been presented within non-controlling interests. The Redemption-Exchange Units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.

  (e)
  Preferred shares

    As described in Note 1(b)(ii), our partnership's equity interests include preferred shares held by Brookfield. Our partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interest in the unaudited interim condensed consolidated statement of financial position.

  (f)
  Interests in other entities

  (i)
  Subsidiaries

    These interim condensed consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

    Non-controlling interests may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in company capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

    All intercompany balances, transactions, revenues and expenses are eliminated in full.

  (ii)
  Associates and joint ventures

    Associates are entities over which our partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Our partnership accounts for associates and joint ventures using the equity method of accounting within equity accounted investments in the interim condensed consolidated statements of financial position.

    Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment's underlying fair value, our partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than our partnership's proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.

    Subsequent to initial recognition, the carrying value of our partnership interest in an associate or joint venture is adjusted for our partnership's share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the interim condensed consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (g)
  Foreign currency translation

    The U.S. dollar is the functional and presentation currency of our partnership. Each of our partnership's subsidiaries and equity accounted investments determines its own functional currency and items included in the financial statements of each subsidiary and equity accounted investment are measured using that functional currency.

    Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity.

    On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

    Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income or loss. Gains and losses on transactions which hedge these items are also included in net income or loss.

    Immaterial Revision on comparatives

    The comparative figures for the three and six month period ended June 30, 2015, have been revised to show the reallocation for foreign currency translation impacts related to the Construction Services business within common equity. The comparatives in the unaudited interim condensed consolidated statements of comprehensive income and of changes of equity have been revised for foreign currency translation between equity in net assets attributable to Brookfield Asset Management Inc. and accumulated other comprehensive income (loss). This reclassification had no impact on our partnership's historical unaudited interim condensed combined carve-out statements of financial position, statements of operating results and statements of cash flows.

  (h)
  Business combinations

    Business acquisitions, in which control is acquired, are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the partnership in exchange for control of the acquiree. Acquisition related costs are recognized in the interim condensed consolidated statements of operating results as incurred and included in other income (expenses), net.

    Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the interim condensed consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

    Where a business combination is achieved in stages, our partnership's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date our partnership attains control and the resulting gain or loss, if any, is recognized in the interim condensed consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the interim condensed consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.

    If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, our partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    The measurement period is the period from the date of acquisition to the date our partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

    If, after reassessment, our partnership's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.

    Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IAS 37, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue, or IAS 18.

  (i)
  Cash and cash equivalents

    Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.

  (j)
  Accounts receivable

    Trade receivables, with the exception of certain receivables related to our partnership's mining operations, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectable amounts.

    Trade receivables related to our partnership's mining operations are recognized at fair value.

  (k)
  Inventories

    Inventories are valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

  (l)
  Related party transactions

    In the normal course of operations, our partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the interim condensed consolidated financial statements. Related party transactions are further described in Note 15.

  (m)
  Property, plant and equipment, or PP&E

    Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

    Depreciation of an asset commences when it is available for use. PP&E are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Oil and gas related equipment	Up to 10 years

    Depreciation on PP&E is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    With respect to our oil and natural gas assets, pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained and are expensed in the period in which they are incurred. Once the legal right to explore has been acquired, costs directly associated with an exploration well are initially capitalized as exploration and evaluation, or E&E, costs. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability has been determined. All such carried costs are subject to technical, commercial and management review at each reporting period and where indicators of impairment exist, such costs are charged to E&E expense.

    Upon determination that proved and/or probable reserves exist and the technology exists to extract the resource economically, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties within PP&E. The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved plus probable oil and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

    With respect to our mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves.

    As part of its operations, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

  (n)
  Asset impairment

    At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

  (o)
  Intangible assets

    Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised primarily of computer software, trademarks, distribution networks, patents, product development, customer relationships and technology and know-how costs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents, trademarks and proprietary technology	Up to 40 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years

    Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

  (p)
  Goodwill

    Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

    Goodwill is evaluated for impairment at the end of each reporting period. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

    On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

  (q)
  Revenue recognition

    Revenue is recognized to the extent that it is probable that the economic benefits will flow to our partnership and the revenue and costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

    Our partnership recognizes revenue when the specific criteria have been met for each of our partnership's activities as described below. Cash received by our partnership from customers is recorded as deferred revenue until revenue recognition criteria are met.

  (i)
  Construction Services

    Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

  (ii)
  Other Business Services

    The fees and related costs for providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

    Our partnership also has revenues from home sales, home referral fees and other service fees:

    –
    Cost-plus home sale contracts: Cost-plus fee contracts primarily relate to contractual agreements where our partnership bears no risk of loss with respect to costs incurred. Under the terms of these contracts, our partnership is also generally protected against losses from changes in real estate market conditions. Revenues and related costs associated with the purchase and resale of residences are recognized on a net basis over the period in which services are provided.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    –
    Fixed fee home sale contracts: Our partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired as substantially all services have been performed at this time. At the same time, all closing costs and any expected loss on sale of the applicable property are accrued. The revenues and expenses related to these contracts are recorded on a gross basis.

    –
    Home referral fees: These are earned primarily from real estate brokers associated with home sale transactions. The referral fee is recognized upon the binding agreement date of a real estate transaction or when the property is sold.

    –
    The fees and related costs related to providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

  (iii)
  Other Industrial Operations

    Revenue from our industrial operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

    Revenue from our mining business are made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The business' smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business is recorded at fair value.

  (iv)
  Energy

    Revenue from sale of oil and gas is recognized when title of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which our partnership has an interest with other producers is recognized based on our partnership's working interest. Revenue is measured net of royalties to reflect the deduction for other parties' proportionate share of the revenue.

  (v)
  Investments in Financial Assets

    Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

    Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

  (r)
  Contract work in progress

    The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included within the trade and other receivables balance. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability.

    Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with the percentage of completion method, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (s)
  Financial instruments and hedge accounting

    The following summarizes our partnership's classification and measurement of financial assets and liabilities:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	Cash and cash equivalents
Accounts receivable	Loans and receivables FVTPL(1)	Amortized cost Fair value	Accounts receivable, net
Financial assets
Restricted cash and deposits	Loans and receivables	Amortized cost	Financial assets
Equity securities designated as available-for-sale ("AFS")	AFS	Fair value	Financial assets
Derivative assets	FVTPL(1)	Fair value	Financial assets
Other financial assets	Loans and receivables/ Available-for-sale	Amortized cost/ Fair value	Financial assets
Financial liabilities
Borrowings	Other liabilities	Amortized cost	Borrowings
Accounts payable and other	Other liabilities	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL(1)	Fair value	Accounts payable and other

(1)
Fair value through profit or loss, or FVTPL, except for derivatives in a hedging relationship.

    Our partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are recognized on their trade date and are classified as available-for-sale. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

    Our partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

  (i)
  Items classified as hedges

    Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.

    Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (ii)
  Items not classified as hedges

    Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.

    Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within our partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

  (t)
  Fair value measurement

    Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, our partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

    Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

    Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

    Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

    Level 3 – Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

    Further information on fair value measurements is available in Note 4.

  (u)
  Income taxes

    Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

    The separate returns method was used to determine taxes for periods prior to June 20, 2016.

  (i)
  Current income tax

    Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

  (ii)
  Deferred income tax

    Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the interim condensed consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments, and interests in joint ventures, except where our partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

    Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which our partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

    Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or our partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

  (v)
  Provisions

    Provisions are recognized when our partnership has a present obligation either legal or constructive as a result of a past event, it is probable that our partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

    The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

    When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

  (i)
  Provisions for defects

    Provisions made for defects are based on a standard percentage charge of the aggregate contract value of completed construction projects and represents a provision for potential latent defects that generally manifest over a period of time following practical completion.

    Claims against our partnership are also recorded as part of provisions for defects when it is probable that our partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

  (ii)
  Decommissioning liability

    Certain of our partnership's subsidiaries are engaged in oil and gas and mining activities. For these businesses, there are typically decommissioning liabilities related to the requirement to remediate the property where operations are conducted.

    Our partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes if any will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved plus probable reserves. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to finance expense in the period. Periodic revisions to the estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (w)
  Pensions and other post-employment benefits

    Certain of our partnership's subsidiaries offer post-employment benefits to its employees by way of a defined contribution plan. Payments to defined contribution pension schemes are expensed as they fall due.

    Certain of our partnership's subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year's service cost, is included in Direct operating costs within the interim condensed consolidated statement of operating results. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in our interim condensed consolidated statements of financial position. The partnership's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

    The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management's best estimate of plan investment performance, salary escalation, retirement ages of employees and their expected future longevity.

    For the purposes of calculating the return on plan assets, those assets are valued at fair value.

    Our partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.

  (x)
  Assets held for sale

    Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

    Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, property, plant and equipment and intangible assets, are not depreciated or amortized, respectively.

  (y)
  Critical accounting judgments and key sources of estimation uncertainty

    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Critical judgments made by management and utilized in the normal course of preparing our partnership's interim condensed consolidated financial statements are outlined below.

  (i)
  Business Combinations

    Our partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (ii)
  Common Control Transactions

    IFRS 3, Business Combinations, or IFRS 3, does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

  (iii)
  Indicators of Impairment

    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our partnership's assets, including: the determination of our partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

    For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

  (iv)
  Revenue Recognition

    Certain of our partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

  (v)
  Financial Instruments

    Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of our partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

  (vi)
  Income Taxes

    The determination of future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary requires judgment. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the unaudited condensed and combined interim statement of financial position dates.

  (vii)
  Decommissioning Liabilities

    Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

  (viii)
  Oil and Gas Properties

    The process of estimating our partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our partnership's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

  (ix)
  Other

    Other estimates and assumptions utilized in the preparation of our partnership's financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

    Other critical judgments include the determination of functional currency and the determination of control.

  (z)
  Earnings (loss) per Limited Partnership Unit

    The partnership calculates basic earnings (loss) per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

  (aa)
  Leases

    Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the lease to the lessee. All other leases are classified as operating leases.

    Assets held under finance leases are initially recognized at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the interim condensed consolidated statement of financial position as a finance lease obligation within accounts payable and other.

    Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

    Finance lease assets are amortized on a straight line basis over the estimated useful life of the asset.

  (ab)
  Segments

    Our operating segments are components of the business for which discrete financial information is reviewed regularly by our Chief Operating Decision Maker, or CODM to assess performance and make decisions regarding resource allocation. We have assessed our CODM to be our Chief Executive Officer and Chief Financial Officer. Our operating segments are Construction Services, Other Business Services, Energy, Other Industrial Operations and Corporate and Other.

  (ac)
  Future Changes in Accounting Policies

  (i)
  Revenue from Contracts with Customers

    IFRS 15, Revenue from Contracts with Customers, or IFRS 15, specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 15 on its financial statements.

  (ii)
  Financial Instruments

    In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments, or IFRS 9, superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 9 on its financial statements.

  (iii)
  Leases

    IFRS 16, Leases, or IFRS 16, provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. Our partnership is currently evaluating the impact of IFRS 16 on its financial statements.

  (iv)
  Income taxes

    In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, or IAS 12 to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our partnership is currently evaluating the impact of the amendment on its financial statements.

  (v)
  Disclosures — Statement of cash flows

    In January 2016, the IASB issued certain amendments under its disclosure initiative to IAS 7, Statement of cash flows, or IAS 7. These amendments require entities to provide additional disclosures that will enable financial statements users to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our partnership is currently evaluating the impact of the amendment on its financial statements

NOTE 3.    ACQUISITION OF BUSINESSES

  When determining the basis of accounting for the partnership's investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when our partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.

  Our partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

  There were no acquisitions during the six months ended June 30, 2016.

  (a)
  Acquisitions completed in the six months ended June 30, 2015

    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial Operations
Total consideration	$159	$194	$21

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial Operations
Net working capital	$21	$—	$97
Property, plant and equipment	4	806	74
Intangible assets	202	—	—
Goodwill	189	—	—
Other long term assets	1	—	—
Acquisition gain	—	(171)	(7)
Net deferred income tax liabilities	(19)	(57)	—
Decommissioning liability	—	(97)	—
Borrowings	—	—	(82)

Net assets acquired before non-controlling interest	398	481	82
Non-controlling interest(1)	(239)	(287)	(61)

Net assets acquired	$159	$194	$21

(1)
Non-controlling interest recognized on business combinations were measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.

  Other Business Services — Facilities Management

  Prior to February 2015, we owned 49.9% of a facilities management business which we accounted for using the equity method. In February 2015, we acquired, in partnership with institutional investors, the remaining 50.1% interest and began consolidating the business. On acquisition, we had a 40% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial statement purposes. Total consideration for the acquisition was $159 million attributable to Brookfield and acquisition costs of less than $0.1 million were expensed and recorded as other expenses on the interim condensed consolidated statement of operating results.

  Goodwill of $189 million was acquired, which represents benefits we expect to receive from the integration of the operations. None of the goodwill recognized is deductible for income tax purposes.

  Our results from operations for the six months ended June 30, 2015 includes revenues of $351 million and approximately $0.7 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our pro forma revenues would have increased by $129 million and pro forma net income attributable to Brookfield would have been higher by $4 million.

  The following table provides details of the business combinations achieved in stages:

US$ MILLIONS	June 30, 2015
Fair value of investment immediately before acquiring control	$200
Less: Carrying value of investment immediately before acquisition	97
Less: Amounts recognized in OCI(1)	7

Remeasurement gain recorded in net income	$96

(1)
Included in carrying value of the investment immediately before acquisition.

  Energy — Oil and Gas

  In January 2015, one of our subsidiaries acquired certain oil and gas assets in the Clearwater region of Central Alberta, Canada for total consideration of approximately $194 million attributable to Brookfield. The consideration was financed by issuances of common shares and bank indebtedness of the subsidiary. Acquisition costs of less than $0.3 million were expensed at the acquisition date and recorded as other expenses on the interim condensed consolidated statement of operating results.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

  Related to this acquisition, we reported a gain of $171 million, net of deferred income tax of $57 million for the six-months ended June 30, 2015. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The fair value of the identifiable net assets acquired primarily consisted of reserve value net of decommissioning liability. The reserve value was calculated based on a discounted cash flow methodology taking into account proved and probable reserves based on a third party reserve report. The decommissioning liability includes cost to reclaim abandoned wells and facilities and is based on a credit adjusted rate of 6.5% and an inflation rate of 2%. Prior to recognizing the gain, we assessed whether all assets acquired and liabilities assumed had been correctly identified, the key valuation assumptions and business combination accounting procedures for this acquisition. The sale was part of a series of transactions undertaken by the seller to divest of its coal bed methane assets and other non-core assets in order to focus on its core operations in the production and sale of natural gas, oil and natural gas liquids. The seller approached us directly, based on our demonstrated ability to operate similar businesses, and found it advantageous to accept our purchase price given certainty of closing the transaction. We believe the non-strategic nature of the divestiture to the seller, coupled with economic trends in the industry and the geographic region in which the assets acquired are located contributed to the seller's decision to negotiate a transaction with us. Therefore, we concluded that the recognition of a bargain purchase gain was appropriate for this acquisition.

  Our partnership's results from operations for the six months ended June 30, 2015 include $76 million of revenue and $15 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our partnership's pro forma revenues would have increased by $7 million and net income would have increased by $1 million attributable to Brookfield.

  Other Industrial Operations

  On June 1, 2015, we acquired, in partnership with institutional investors, a 100% interest in a manufacturing business for consideration of $21 million attributable to Brookfield. On acquisition, we had a 25% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $0.1 million were expensed at the acquisition dates and recorded as other expenses on the interim condensed consolidated statement of operating results.

  We reported a gain of $7 million for the six-months ended June 30, 2015 for this acquisition. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The gain was primarily attributable to the increase in the fair value of the PP&E acquired as compared to its historical carrying value.

  Our partnership's results from operations for the six months ended June 30, 2015, includes $34 million of revenue and $2 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015 our pro forma revenue would have been increased by $168 million for the six months ended June 30, 2015 and pro forma net income would have been increased by $11 million attributable to Brookfield for the six months ended June 30, 2015.

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

  Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table provides the details of financial instruments and their associated financial instrument classifications as of June 30, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$709	$709
Accounts receivable, net (current and non-current)(1)	37	—	1,762	1,799
Other assets (current and non-current)(2)	—	—	195	195
Financial assets (current and non-current)(a)	17	500	89	606

Total	$54	$500	$2,755	$3,309

Financial liabilities
Accounts payable and other(3)(a)	$38	$—	$2,187	$2,225
Borrowings (current and non-current)	—	—	2,058	2,058

Total	$38	$—	$4,245	$4,283

(1)
Accounts receivable recognized as fair value relate to receivables in the mining business.

(2)
Excludes prepayments and other assets and assets held for sale of $229 million.

(3)
Excludes provisions, decommissioning liabilities and liabilities related to assets held for sale of $241 million.

  The following table provides the details of financial instruments and their associated financial instrument classifications as of December 31, 2015:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash	$—	$—	$354	$354
Accounts receivable, net (current and non-current)(1)	37	—	1,598	1,635
Other assets (current and non-current)(2)	—	—	204	204
Financial assets (current and non-current)(a)	35	259	115	409

Total	$72	$259	$2,271	$2,602

Financial liabilities
Accounts payable and other(3)(a)	$2	$—	$2,109	$2,111
Borrowings (current and non-current)	—	—	2,074	2,074

Total	$2	$—	$4,183	$4,185

(1)
Accounts receivable recognized as fair value related to receivables in the mining business acquired during the period.

(2)
Excludes prepayments and other assets of $102 million.

(3)
Excludes provisions, decommissioning liabilities and other liabilities of $264 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Included in cash and cash equivalents as of June 30, 2016 is $459 of cash and $250 million of deposits held with Brookfield, as described in Note 1(b)(iv).

  The fair value of all financial assets and liabilities as of June 30, 2016 were consistent with carrying value, with the exception of borrowings at one of our Other Industrial Operations, where fair value determined using Level 2 inputs, was $335 million versus a book value of $381 million. Fair value of all financial assets and liabilities as of December 31, 2015 were consistent with carrying value.

  (a)
  Hedging Activities

    Our partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2016, unrealized pre-tax net gains of $10 million and unrealized pre-tax net losses of $15 million (June 30, 2015: $1 million and $10 million of gains, respectively) was recorded in other comprehensive income, or OCI, respectively, for the effective portion of hedges of net investments in foreign operations. As of June 30, 2016, there was a derivative asset balance of $1 million and a derivative liabilities balance of $7 million relating to derivative contracts designated as net investment hedges (December 31, 2015: $19 million asset).

    Other derivative instruments are measured at fair value, with changes in fair value recognized in the interim condensed consolidated statement of operating results.

  Fair Value Hierarchical Levels — Financial Instruments

  Assets and liabilities measured at fair value on a recurring basis include $15 million (December 31, 2015: $8 million) of financial assets and $nil (December 31, 2015: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.

  The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as of June 30, 2016 and December 31, 2015. There were no transfers between levels during the periods presented.

	June 30, 2016			December 31, 2015
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$155	—	—	$58	—	—
Corporate bonds	163	182	—	44	157	—
Accounts receivable	—	37	—	—	37	—
Loans and notes receivable	—	—	4	—	—	3
Derivative assets	—	2	11	—	27	5

	$318	$221	$15	$102	$221	$8

Financial liabilities
Derivative liabilities	$—	$38	$—	$—	$2	$—

	$—	$38	$—	$—	$2	$—

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value June 30, 2016	Valuation technique(s) and key input(s)
Derivative assets	$2	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange derivatives, observable forward exchange rates at the end of the reporting period.
Derivative liabilities	$38
Accounts receivable	$37	Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which was fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.
Corporate bonds	$182	Fair value of corporate bonds was determined by obtaining broker quoted prices or executable deal quotes for identical instruments.

  Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the partnership uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

  The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value June 30, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Loans and notes receivables	$4	Discounted Cash Flows	Cash Flows	Increases (decreases) in future cash flows increase (decrease) fair value
Derivative assets	$11	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value

  Offsetting of Financial Assets and Liabilities

  Financial assets and liabilities are offset with the net amount reported in the interim condensed consolidated statements of financial position where our partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of June 30, 2016, $ 22 million (December 31, 2015: $29 million) of financial assets and $10 million (December 31, 2015: $17 million) of financial liabilities were offset in the interim condensed consolidated statements of financial position related to derivative financial instruments.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Current:
Marketable securities	$500	$259
Restricted cash	71	97
Derivative contracts	2	27
Loans and notes receivable	22	5

Total current	$595	$388

Non-current
Derivative contracts	$11	$5
Loans and notes receivable	—	16

Total non-current	$11	$21

(1)
The increase in marketable securities is primarily due to the purchases made during the three and six months ended June 30, 2016. For the three and six months ended June 30, 2016, we recorded a net $28 million gain primarily related to the sale of marketable securities.

NOTE 6.    ACCOUNTS RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Current	$1,723	$1,568
Non-current	76	67

Total	$1,799	$1,635

NOTE 7.    OTHER ASSETS

	June 30, 2016	December 31, 2015
Current:
Work in progress (Note 13)	$195	$204
Held for sale(1)	100	12
Prepayments and other assets	108	67

Total current	$403	$283

Non-current:
Prepayments and other assets	$21	$23

Total non-current	$21	$23

(1)
An impairment expense of $106 million was recorded in the three and six month ended June 30, 2016 related to the sale of non-core assets at our graphite electrode manufacturing business within our Other Industrial Operations segment.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 8.    INVENTORY, NET

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Current:
Raw materials and consumables	$92	$110
Work in process	73	180
Finished goods	127	152

Carrying amount of inventories	$292	$442

  Inventories recognized as expense during the three and six months ended June 30, 2016 amounted to $293 million and $530 million, respectively (June 30, 2015: $162 million and $111 million, respectively). Inventories within our Other Industrial Operations' were written down to net realizable value resulting in an expense of $7 million for the six months ended June 30, 2016 (June 30, 2015: $nil).

NOTE 9.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Gross Carrying Amount:
Beginning Balance	$2,959	$1,572
Additions	73	126
Disposals(1)	(81)	(171)
Acquisitions through business combinations	—	1,819
Transfers(2)	(88)	(6)
Net foreign currency exchange differences	159	(381)

Ending Balance	$3,022	$2,959

Accumulated Depreciation and Impairment
Beginning Balance	(595)	(497)
Depreciation/depletion/impairment expense	(116)	(229)
Disposals	8	43
Transfers(2)	6	—
Net foreign currency exchange differences	(38)	88

Ending Balance	$(735)	$(595)

Net Book Value	$2,287	$2,364

(1)
As of June 30, 2016, includes a reduction of $67 million related to a change in estimate of the fair value of a decommissioning liability at one of our oil and gas subsidiaries.

(2)
Includes assets transferred to assets held for sale.

NOTE 10.    EQUITY ACCOUNTED INVESTMENTS

  In April 2016, the partnership sold a 12% interest in an equity accounted investment within its Energy segment for $79 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 11.    GOODWILL

  The following table presents the change in the balance of goodwill:

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Cost	$1,124	$882
Acquisitions through business combinations	—	365
Impairment losses(1)	—	(14)
Foreign currency translation	18	(109)

Total	$1,142	$1,124

(1)
As of December 31, 2015, an impairment of goodwill of $14 million was recorded in one of our energy related subsidiaries primarily due to the sustained decrease in oil and gas pricing. The recoverable amount was determined using discounted cash flows assuming a pre-tax discount rate of 16.5% and a terminal value growth rate of 2.5%.

  Goodwill is allocated to the following segments as of June 30, 2016 and December 31, 2015:

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Construction Services	$762	$751
Other Business Services	206	198
Other Industrial Operations	174	175

Total	$1,142	$1,124

NOTE 12.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Current:
Accounts payable	$1,256	$1,268
Accrued and other liabilities(1)	448	432
Work in progress (Note 13)	342	245
Provisions and decommissioning liabilities	50	39

Total current	$2,096	$1,984

Non-current:
Accounts payable	$73	$51
Accrued and other liabilities(1)	127	120
Provisions and decommissioning liabilities	170	220

Total non-current	$370	$391

(1)
Includes defined benefit pension obligation and post-retirement benefit obligation of $86 million ($3 million current and $83 million non-current), as of June 30, 2016, (December 31, 2015: $87 million, $4 million current and $83 million non-current).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 12.    ACCOUNTS PAYABLE AND OTHER (Continued)

  The following table presents the change in the provision balances for our partnership:

(US$ MILLIONS)	Decommissioning liability	Provisions for Defects	Other	Total Provisions
Balance at January 1, 2015	$195	$50	$14	$259
Additional provisions recognized	107	19	25	151
Reduction arising from payments/derecognition	(6)	(14)	(14)	(34)
Accretion expenses	11	3	1	15
Change in discount rate(1)	(113)	—	(1)	(114)
Change in other estimates	31	—	(3)	28
Net foreign currency exchange differences	(33)	(10)	(3)	(46)

Balance at December 31, 2015	$192	$48	$19	$259

Additional provisions recognized	—	3	$27	$30
Reduction arising from payments/derecognition	(1)	(5)	(15)	(21)
Accretion expenses	5	—	2	7
Change in discount rate	1	—	—	1
Change in other estimates(2)	(69)	—	1	(68)
Net foreign currency exchange differences	14	(2)	—	12

Balance at June 30, 2016	$142	$44	$34	$220

(1)
The reduction in the decommissioning liability is due to a change in discount rate in our oil and gas subsidiaries.

(2)
Decommissioning liabilities has been decreased due to a change in the estimated useful life of the reserves at one of our oil and gas subsidiaries.

NOTE 13.    CONTRACTS IN PROGRESS

  A summary of our partnership' contracts in progress are below:

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Contract costs incurred to date	$7,966	$7,372
Profit recognized to date (less recognized losses)	488	470

	8,454	7,842
Less: progress billings	(8,601)	(7,883)

Contract work in progress (liability)	$(147)	$(41)

Comprising:
Amounts due from customers — work in progress (current)	$195	$204
Amounts due to customers — creditors (current)	(342)	(245)

Net work in progress	$(147)	$(41)

NOTE 14.    BORROWINGS

  Current and non-current borrowings as of June 30, 2016 were $2,058 million (December 31, 2015: $2,074 million).

  Our partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of our partnership's real estate services businesses within our Other Business Services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 14.    BORROWINGS (Continued)

  the agreement. While the sale of the co-ownership interest is considered a legal sale, our partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.

  As discussed in Note 1(b)(iii), our partnership entered into a credit agreement with Brookfield for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Commencing June 20, 2016, both credit facilities are available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our partnership paying an extension fee and being in compliance with the credit agreement. The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of Holding LP that is not otherwise a borrower.

  As of June 30, 2016, $nil was drawn on the credit facilities under the Brookfield Credit Agreements.

NOTE 15.    RELATED PARTY TRANSACTIONS

  In the normal course of operations, our partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

  Corporate allocations and parent company's investment

  As discussed in Note 2(a), prior to the Spin-off, general corporate expenses of Brookfield were allocated to our partnership. General corporate expenses allocated to our partnership for the three and six months ended June 30, 2016 were $3 million and $5 million, respectively (June 30, 2015: $1 million and $1 million, respectively).

  Transactions with the parent company

  As of June 30, 2016, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2015: $nil).

  As described in Note 1(b)(iv), as part of the Spin-off, the partnership entered into a Deposit Agreement with Brookfield. At June 30, 2016, the partnership's deposit balance with Brookfield was $250 million and earned interest income at Libor + 20 basis point.

  As described in Note 1(b)(iv), at the time of the Spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. The base management fee for the period of June 20, 2016 through June 30, 2016 was less than $1 million.

  For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (as defined in the Master Service Agreement) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

  During the three and six months ended June 30, 2016, $nil and $nil, respectively, was reimbursed at cost to the Service Provider (June 30, 2015: $nil and $nil, respectively).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 15.    RELATED PARTY TRANSACTIONS (Continued)

  Other

  The following table summarizes other transactions our partnership has entered into with related parties:

	Three Months Ended		Six Months Ended
(US$ MILLIONS)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Transactions during the period:
Construction revenues	$93	$98	$158	$192

	$93	$98	$158	$192

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Balances at end of period:
Accounts receivable	$47	$59

Accounts payable and other	$8	$10

NOTE 16.    DERIVATIVE FINANCIAL INSTRUMENTS

  Our partnership's activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

  The aggregate notional amount of our partnership's derivative positions related to foreign exchange contracts and other derivatives for the periods ended June 30, 2016 and December 31, 2015 is presented in the table below:

(US$ MILLIONS)	June 30, 2016	December 31, 2015
Foreign exchange contracts(1)	$721	$163
Option contracts(1)	—	—

	$721	$163

(1)
Notional amounts are presented on a net basis for those derivative instruments that are offset.

  Energy contracts

  Our partnership held the following commodity swap contracts as of June 30, 2016.

(US$ MILLIONS)	Total volume	Weighted average price range	Remaining term	Fair market value liability
Commodity swap	220,000 GJ/d	(CAD$/GJ) – $1.64-$2.98	Jul 16 – Mar 18	$28

NOTE 17.    EQUITY

  As of June 30, 2016, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units: limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 17.    EQUITY (Continued)

  Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of our partnership over an initial threshold of $25/unit, subject to a high water mark.

  The Holding LP has issued 48.2 million Redemption-Exchange Units to Brookfield. Both the units issued by the Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).

  As part of the Spin-off Brookfield subscribed for $15 million of preferred shares of our holding entities. The rights of the preferred shareholders are described in Note 1(b)(ii).

  Prior to Spin-off, equity that is not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

  (a)
  General and limited partnership units

    General and limited partnership units outstanding are as follows:

	General Partner Units		Limited partnership units		Total
UNITS	2016	2015	2016	2015	2016	2015
Authorized and issued
Issued on Spin-off	4	—	33,845,298	—	33,845,302	—
Issued for cash	—	—	10,000,000	—	10,000,000	—

On issue at June 30	4	—	43,845,298	—	43,845,302	—

    The weighted average number of general partner units outstanding for the period from June 20, 2016 to June 30, 2016 was 4 (2015: nil). The weighted average number of limited partnership units outstanding the period from June 20, 2016 to June 30, 2016 was 43.8 million (2015: nil).

  (b)
  Redemption-Exchange Units held by Brookfield

	Redemption- Exchange Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on Spin-off	48,150,497	—

On issue at June 30	48,150,497	—

    The weighted average number of Redemption-Exchange Units outstanding the period from June 20, 2016 to June 30, 2016 was 48.2 million (2015: nil).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 17.    EQUITY (Continued)

  (c)
  Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on Spin-off	4	—

On issue at June 30	4	—

    The weighted average number of Special LP units outstanding the period from June 20, 2016 to June 30, 2016 was 4 (2015: nil).

  (d)
  Preferred Shares held by Brookfield

	Preferred Shares held by Brookfield
SHARES	2016	2015
Authorized and issued
Issued on Spin-off	200,002	—

On issue at June 30	200,002	—

NOTE 18.    ACCUMULATED OTHER COMPREHENSIVE INCOME

  (a)
  Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income
Balance as of January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(4)	(2)	1	(5)
Unit issuance/reorganization	(127)	(9)	5	(131)

Balance as of June 30, 2016	$(131)	$(11)	$6	$(136)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the Limited Partner units did not exist in the comparative period.

  (b)
  Attributable to General Partner and Special Limited Partners

    Accumulated other comprehensive income attributable to General Partner and Special Limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 18.    ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

  (c)
  Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income
Balance as of January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	(3)	(3)	1	(5)
Unit issuance/reorganization	(181)	(13)	7	(187)

Balance as of June 30, 2016	$(184)	$(16)	$8	$(192)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the Redemption-Exchange Units did not exist in the comparative period.

  (d)
  Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income
Balance as of January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Unit issuance/reorganization	308	22	(12)	318

Balance as of June 30, 2016	$—	$—	$—	$—

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income
Balance as of January 1, 2015	$(193)	$(12)	$—	$(205)
Other comprehensive income (loss)	(68)	(9)	4	(73)
Net increase/decrease in parent company investment	7	—	—	7
Unit issuance/reorganization	—	—	—	—

Balance as of June 30, 2015	$(254)	$(21)	$4	$(271)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

NOTE 19.    DIRECT OPERATING COSTS

  Key decision makers of our partnership are employees of the ultimate parent company, which provides management services under the Master Services Agreement. Direct operating costs primarily relate to cost of sales and compensation at our underlying operations and

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 19.    DIRECT OPERATING COSTS (Continued)

  include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes. The following table lists the direct operating costs for the three and six months ended June 30, by nature:

	Three months ended June 30,		Six months ended June 30,
(US$ MILLIONS)	2016	2015	2016	2015
Cost of sales	$1,531	$1,222	$2,772	$2,036
Compensation	330	260	656	467
Property taxes, sales taxes and other	4	2	6	4

Total	$1,865	$1,484	$3,434	$2,507

NOTE 20.    SEGMENT INFORMATION

  Our operations are organized into five operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is company funds from operations, or Company FFO.

  Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

	Three months ended June 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$1,119	$482	$63	$344	$—	$2,008
Direct operating costs	(1,082)	(429)	(44)	(309)	(1)	(1,865)
General and administrative expenses	(10)	(26)	(4)	(24)	—	(64)
Interest expense	(1)	(3)	(7)	(12)	—	(23)
Equity accounted income	—	7	34	—	—	41
Current income taxes	(1)	(4)	—	(2)	—	(7)
Realized disposition gain	—	—	19	9	—	28
Company FFO attributable to non-controlling interest	—	(12)	(44)	(4)	—	(60)

Company FFO attributable to unitholders(1)	$25	$15	$17	$2	$(1)	58
Depreciation and amortization expense(2)						(76)
Deferred income taxes						15
Impairment expense, net						(106)
Other income (expense), net						(21)
Non-cash items attributable to equity accounted investments						(21)
Non-cash items attributable to non-controlling interest						118

Net income attributable to unitholders(1)						$(33)

(1)
Company FFO and net income attributable to unitholders include net income and FFO attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

(2)
For the three months ended June 30, 2016, depreciation and amortization by segment is as follows; Construction Services $5 million, Other Business Services $9 million, Energy $29 million, Other Industrial Operations $33 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 20.    SEGMENT INFORMATION (Continued)

	Six months ended June 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$2,007	$933	$129	$616	$—	$3,685
Direct operating costs	(1,938)	(847)	(87)	(561)	(1)	(3,434)
General and administrative expenses	(20)	(50)	(8)	(48)	—	(126)
Interest expense	(1)	(7)	(15)	(24)	—	(47)
Equity accounted income	—	10	87	—	—	97
Current income taxes	(1)	(6)	(1)	(2)	—	(10)
Realized disposition gain	—	—	19	9	—	28
Company FFO attributable to non-controlling interest	—	(16)	(89)	7	—	(98)

Company FFO attributable to unitholders(1)	$47	$17	$35	$(3)	$(1)	95
Depreciation and amortization expense(2)						(148)
Deferred income taxes						22
Impairment expense, net						(106)
Other income (expense), net						(31)
Non-cash items attributable to equity accounted investments						(50)
Non-cash items attributable to non-controlling interest						180

Net income attributable to unitholders(1)						$(38)

(1)
Company FFO and net income attributable to unitholders include net income and FFO attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

(2)
For the six months ended June 30, 2016, depreciation and amortization by segment is as follows; Construction Services $10 million, Other Business Services $17 million, Energy $60 million, Other Industrial Operations $61 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 20.    SEGMENT INFORMATION (Continued)

	Three months ended June 30, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$904	$490	$85	$151	$—	$1,630
Direct operating costs	(877)	(443)	(53)	(111)	—	(1,484)
General and administrative expenses	(9)	(26)	(3)	(10)	—	(48)
Interest expense	—	(2)	(6)	(2)	—	(10)
Equity accounted income	—	6	—	—	—	6
Current income taxes	(1)	(8)	—	(1)	—	(10)
FFO attributable to non-controlling interest	—	(3)	(21)	(19)	—	(43)

FFO attributable to parent company	$17	$14	$2	$8	$—	41
Depreciation and amortization expense(1)						(61)
Gain on acquisitions						7
Deferred income taxes						3
Impairment expense						—
Other income (expense), net						(14)
Non-cash items attributable to equity accounted investments						—
Non-cash items attributable to non-controlling interest						32

Net income attributable to parent company						$8

(1)
For the three months ended June 30, 2015, depreciation and amortization by segment is as follows; Construction Services $5 million, Other Business Services $13 million, Energy $39 million, Other Industrial Operations $4 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 20.    SEGMENT INFORMATION (Continued)

	Six months ended June 30, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$1,600	$760	$176	$240	$—	$2,776
Direct operating costs	(1,531)	(692)	(108)	(176)	—	(2,507)
General and administrative expenses	(16)	(45)	(9)	(19)	—	(89)
Interest expense	(1)	(4)	(11)	(4)	—	(20)
Equity accounted income	—	9	—	—	—	9
Current income taxes	(8)	(10)	(1)	(2)	—	(21)
FFO attributable to non-controlling interest	—	(2)	(35)	(28)	—	(65)

FFO attributable to parent company	$44	$16	$12	$11	$—	$83
Depreciation and amortization expense(1)						(114)
Gain on acquisitions						269
Deferred income taxes						10
Other income (expense), net						(18)
Non-cash items attributable to equity accounted investments						—
Impairment expense						—
Non-cash items attributable to non-controlling interest						(44)

Net income attributable to parent company						$186

(1)
For the six months ended June 30, 2015, depreciation and amortization by segment is as follows; Construction Services $11 million, Other Business Services $20 million, Energy $76 million, Other Industrial Operations $7 million.

  Segment assets

  For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

  The following is an analysis of our partnership's assets by reportable operating segment for the periods under review:

	As of June 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,304	$1,484	$1,848	$2,249	$262	$8,147

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015

NOTE 20.    SEGMENT INFORMATION (Continued)

	As of December 31, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,125	$1,429	$1,867	$2,214	$—	$7,635

NOTE 21.    SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended
(US$ MILLIONS)	June 30, 2016	June 30, 2015
Interest paid	$12	$13
Income taxes paid	$5	$1

  Amounts paid and received for interest were reflected as operating cash flows in the interim condensed consolidated statements of cash flows.

  Details of "Changes in non-cash working capital, net" on the interim condensed consolidated statements of cash flows are as follows:

	Six Months Ended
(US$ MILLIONS)	June 30, 2016	June 30, 2015
Accounts receivable	$(128)	$(399)
Inventory	27	(6)
Prepayments and other	(19)	(26)
Accounts payable and other	148	368

Changes in non-cash working capital, net	$28	$(63)

NOTE 22.    SUBSEQUENT EVENTS

  On August 1, 2016, the partnership's Board of Directors declared a dividend of $0.07 per unit payable on September 30, 2016 to unitholders of record as at close of business on August 31, 2016. The distribution will cover the period from June 20, 2016, the Spin-off date, to September 30, 2016.

  On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid ("NCIB") for its limited partnership units. Under the NCIB, the Board of Directors of the general partner of BBU authorized the partnership to repurchase up to 5% of the issued and outstanding units, or 2,192,264 units. No repurchases have been made under the NCIB as of the date of filing of these interim condensed consolidated financial statements.

  The partnership signed agreements to acquire two businesses within the Other Business Services segment.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This management's discussion and analysis, or MD&A of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position as of June 30, 2016 and December 31, 2015 and results of operations for the three and six month periods ended June 30, 2016 and 2015 which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The information in this MD&A should be read in conjunction with the Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and June 30, 2015, or the interim financial statements. This MD&A was prepared as of August 11, 2016. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

Forward-Looking Statements

        This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negative of those terms or other comparable terminology.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

  •
  changes in the general economy;

  •
  general economic and business conditions that could impact our ability to access capital markets and credit markets;

  •
  the cyclical nature of most of our operations;

  •
  exploration and development may not result in commercially productive assets;

  •
  actions of competitors;

  •
  foreign currency risk;

  •
  our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

  •
  risks commonly associated with a separation of economic interest from control;

  •
  failure to maintain effective internal controls;

  •
  actions or potential actions that could be taken by Brookfield Asset Management Inc., or Brookfield Asset Management, and its subsidiaries (other than the partnership, and, together with Brookfield Asset Management, Brookfield or the parent company);

  •
  the departure of some or all of Brookfield's key professionals;

  •
  the threat of litigation;

  •
  changes to legislation and regulations;

  •
  possible environmental liabilities and other possible liabilities;

  •
  our ability to obtain adequate insurance at commercially reasonable rates;

  •
  our financial condition and liquidity;

  •
  volatility in oil and gas prices;

  •
  capital expenditures required in connection with finding, developing or acquiring additional reserves;

  •
  downgrading of credit ratings and adverse conditions in the credit markets;

  •
  changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

  •
  the impact of the potential break-up of political-economic unions (or the departure of a union member);

  •
  the general volatility of the capital markets and the market price of our units; and

  •
  other factors described elsewhere in this document and in our prospectus (dated May 13, 2016, or our prospectus), including those set forth under "Risk Factors".

        Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

        These risk factors and others are discussed in detail under the heading "Risk Factors" in our prospectus. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.

        Please refer to our prospectus available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".

Continuity of Interests

        On June 20, 2016, Brookfield completed the Spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "Spin-off"). Prior to the Spin-off on June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partner units, or GP Units, of Brookfield Business Partners L.P., (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or the Holding LP, representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. Brookfield holds an approximate 79% of the partnership interest on a fully exchanged basis. Holders of the GP Units, LP Units and Redemption-Exchange

Units will be collectively referred to throughout this MD&A as "Unitholders". The GP Units, LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.'s limited partnership units multiplied by the number of units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.

        Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the Spin-off.

        To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield.

Basis of Presentation

        The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the IASB. The interim financial statements include the accounts of our partnership and its consolidated subsidiaries, which are the entities over which our partnership has control.

        For the periods prior to June 20, 2016, our partnership's results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the Spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's interim condensed consolidated statement of operating results prior to the Spin-off. These allocations may not, however, reflect the expense our partnership would have incurred as an independent publicly-traded company for the periods presented. Subsequent to the Spin-off, our partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement with Brookfield.

        We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are construction services, other business services, energy, other industrial operations, and corporate and other.

        Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars.

Overview of our Business

        The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

        We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom and the United States. The partnership is focused on owning and operating high-quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

Operating Segments

        We have five operating segments which are organized based on how management views business activities within particular sectors:

  i.
  Construction services, which include construction management and contracting services;

  ii.
  Other business services, including commercial and residential real estate services, facilities management, logistics and financial services;

  iii.
  Energy operations, including oil and gas production, and related businesses;

  iv.
  Other industrial operations, including select manufacturing and mining operations; and

  v.
  Corporate and Other, which includes corporate cash management and certain investing activities, and activities related to the management of the partnership's relationship with Brookfield.

        The charts below provide a break-down by operating segment of total assets of $8.1 billion as of June 30, 2016 and of total revenues of $2.0 billion for the three months ended June 30, 2016.

Construction Services

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

        We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large majority of construction revenues and costs are earned and incurred in Australia and are impacted by the fluctuation in that currency. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Other Business Services

        We provide a variety of business services, principally commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically defined by medium to long-term contracts which include the services to be performed and the margin to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation business. Within our facilities management business we provide design and project management, professional services and strategic workplace consulting to customers across sectors including government, military, financial institutions, utilities, industrial and corporate offices. We are engaged in relocation and related consulting services to individuals and institutions on a global basis, and earn various fees by managing the relocating employees transfer process, as well as expense management on behalf of our clients. Our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Energy

        Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in Central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australia market. Our energy business also includes energy-related service operations in Canada.

        Our Canadian properties produce approximately 50,000 barrels of oil equivalent(1), or boe/d, 95% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas in which we have an interest with other producers is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however we aim to enter into contracts to hedge production when appropriate.

        Our Western Australian properties were acquired in June 2015 and are held through a joint venture. We account for these operations by the equity method of accounting. Production at our Western Australia oil and gas operations is approximately 55,000 boe/d(2), and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices, however for our natural gas production we aim to enter into long term contracts and have hedged our shorter life conventional oil production through the first quarter of 2018. As of June 30, 2016 we had 132 million barrels of oil equivalent2, or MMBOE2 of natural gas under long-term contracts and 7.2 MMBOE2 of oil and liquids financially hedged.

        In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.

        Our energy operations also include contract drilling and well-servicing operations primarily located in the Western Canadian Sedimentary Basin, or WCSB. We are the sixth-largest production servicing and drilling platform in Western Canada. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement. The second quarter is traditionally the slowest due to road bans during spring break-up.

Other Industrial Operations

        Our other industrial operations are focused on manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Results from this operation are generally correlated to the general housing market in North America. Our operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials and needle coke products used in the production of graphite electrodes. Graphite electrodes

(1)
Net of interests to others, but before deduction of royalties.

(2)
Represents full partnership interest, not the partnership's equity interest.

are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales is to the steel production industry. We completed the acquisition of this business in August 2015 at what we believe was a low point in the industry cycle driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently stream-lining our processes with shorter lead times, lower costs, higher quality products and superior service which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we held since 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act. Prior to the recapitalization, our condensed and consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE, corrugated steel pipe, or CSP, and other drainage related products including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes as well as standard precast concrete products such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.

        In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI Mine, in Ontario, Canada. The limestone mine has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. The LDI mine has approximately 918,000(3) ounces of proven palladium reserves which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore with a palladium grade of 3.86 grams per tonne. Our LDI Mine is currently one of only two primary producers of palladium in North America. Asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management's best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

Corporate and Other

        Corporate and other includes corporate cash management and activities related to the management of our partnership's relationship with Brookfield.

Outlook

        Regions in which we operate are experiencing differing economic situations. In the United States, real gross domestic product, or GDP, increased 1.2% in the second quarter of 2016, driven by a surge in household spending in the quarter, but lower investment offset some of the growth. Core inflation continues to edge higher and headline inflation is following suit. The labour market has continued to strengthen in the U.S. as evidenced by record-low levels of jobless claims.

        The Canadian economy contracted in the second quarter of 2016 with GDP decreasing by 1.1%, partly due to the wildfires in Alberta in May, which reduced oil production. Aside from the wildfires, a weaker currency has been effectively channeling economic growth through net exports, particularly for non-energy sectors.

        GDP in the Eurozone is estimated to have grown by 1.6% in the second quarter of 2016. Across all of the major Eurozone economies, consumer spending is the primary driver of growth. Retail sales volumes continue to grow in the 2% to 4% range for most countries, after a long period of sluggish or negative growth across the region.

(3)
As of January 1, 2015.

        United Kingdom ("U.K.") GDP is estimated to have grown at 2.2% in the second quarter, but the near-term outlook has significantly weakened after the United Kingdom voted to leave the European Union ("E.U."). The long-run impact of the referendum remains unclear, as there is still uncertainty surrounding key variables. Our exposure in the U.K at this time is related primarily to our construction business, with approximately one third of that business derived from the U.K. However, our risk in the near term is mitigated as our U.K. construction business has a remaining weighted average contract life of approximately 2 years. We believe that the U.K. will continue to be one of the great financial centers in the world, given it is in a central time zone, has excellent rule of law, a strong tax regime and a culture of respect for capital. We believe that the negotiations with the E.U. will eventually lead to strong relationships as these markets are inextricably linked and while there may be a period of softer construction activity in the near term that longer term fundamentals will remain strong.

        Australia recorded second quarter GDP growth of 3.2%, driven primarily by steady household consumption and a surge in net exports from completed mining projects. However, this positive boost from exports is being largely offset by a decline in resource investment, as the projects are cancelled or delayed due to weak prices. Employment growth has slowed sharply in 2016, but despite this, retail sales volumes continue to grow.

        The commodity pricing environment remains volatile. Steel and raw material prices fell after a rally in the first quarter, while oil prices rebounded to $50/barrel as the market moved from significant oversupply to moderate oversupply with production losses in Nigeria and Canada. While we expect demand growth to outpace supply growth by the end of 2016, it may take another 12 to 18 months before global oil storage levels return to their normal range. North American natural gas prices rallied in the second quarter, as Henry Hub rose close to $3 per million British thermal units, or MMBtu. In Canada, second quarter natural gas pricing was negatively impacted by high gas storage levels and the Alberta wildfires while positively impacted by atypical restrictions on major export pipelines. The end result was an AECO gas pricing rally through the second quarter to above C$2.30 per million cubic feet, or Mcf.

        After peaking in late April, Chinese steel prices fell 26%, iron ore fell 24%, and metallurgical coal fell by 8% by late June. The rally early in the quarter, which seems to have been fueled by a mix of speculation on Chinese government stimulus and a quick re-stocking cycle, resulted in production growth but a commensurate rise in demand did not occur which ended up driving prices back down. Iron ore exports from Australia and Brazil continue to rise as some major projects ramp-up. Growth from these mega-projects will continue to push smaller, less efficient mines out of the market, and keep iron ore prices at cash-cost levels.

        While the current commodity environment has and may continue to affect our energy and other industrials operations, it also provides us with opportunities to make some great acquisitions. Our structure, and the Brookfield platform, provide us the ability to invest across sectors and around the globe. In addition to North America, Europe and Australia, we are actively reviewing opportunities in Brazil and India. We continue to believe in Brazil's long-term potential and that the current scarcity of capital in the country creates an optimal market for us to invest. In India, banks are taking a hard line on underperforming loans given regulatory pressure, and this should create opportunities for us. Currently the partnership does not have material operations in emerging market jurisdictions.

Unaudited Interim Condensed Consolidated Results of Operations

Comparison of Three and Six Months Ended June 30, 2016 and 2015

        The table below summarizes our results of operations for the three and six months ended June 30, 2016 and 2015. Further details on our results of operations and our financial positions are presented below under "Segment Analysis".

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$2,008	$1,630	$3,685	$2,776
Direct operating costs	(1,865)	(1,484)	(3,434)	(2,507)
General and administrative expenses	(64)	(48)	(126)	(89)
Depreciation and amortization expense	(76)	(61)	(148)	(114)
Interest expense	(23)	(10)	(47)	(20)
Equity accounted income, net	20	6	47	9
Impairment expense, net	(106)	—	(106)	—
Gain on acquisitions/dispositions	28	7	28	269
Other expenses, net	(21)	(14)	(31)	(18)

Income before income tax	(99)	26	(132)	306
Current income tax (expense)	(7)	(10)	(10)	(21)
Deferred income tax expense (recovery)	15	3	22	10

Net (loss) income	$(91)	$19	$(120)	$295

Net (loss) income attributable to parent company and unitholders(1)	$(33)	$8	$(38)	$186
Net (loss) income attributable to non-controlling interest(2)	$(58)	$11	$(82)	$109
Basic and diluted earnings (loss) per limited partner unit	$(0.03)	$—	$(0.03)	$—

(1)
Includes net income (loss) attributable to Brookfield prior to the Spin-off and to limited partnership unitholders, general partnership unitholders and redemption-exchange unitholders post Spin-off.

(2)
Includes net income (loss) attributable to the interests of others in our operating subsidiaries.

        For the three months ended June 30, 2016, we reported net loss of $91 million with $33 million of net loss attributable to parent company and unitholders. This compares to net income of $19 million and $8 million of net income attributable to the parent company for the three months ended June 30, 2015. The decrease in net income was mainly due to an impairment charge recognized in our other industrials segment and an unrealized loss on hedge contracts in our energy segment in the current quarter which were partially offset by gains recognized on the sale of certain investment securities. Depreciation and amortization expenses were higher for the three months ended June 30, 2016 compared to the same period in the prior year as a result of the acquisitions in the latter half of 2015 which increased Property, Plant and Equipment, or PP&E. Earnings from equity accounted investments increased by $14 million for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 as a result of the acquisition of our Western Australia energy operation which was completed in June 2015.

        For the six months ended June 30, 2016, we reported a net loss of $120 million and $38 million of net loss attributable to parent company and unitholders. This compares to net income of $295 million and $186 million of net income attributable to the parent company for the six months ended June 30, 2015. Six months ended June 30, 2016 results reflect similar variations as those described above, including, an impairment recognized in our other industrials segment in the quarter partially offset by gains recognized on the sale of certain investment securities. Net income in 2015 included $269 million of one-time gains on three acquisitions completed during the six month period, including the acquisition of significant Cold Bed Methane, or CBM, assets in the Clearwater region in Alberta, the acquisition of our facilities management business from our joint venture partner, and the acquisition of our infrastructure support manufacturing business.

Revenues and Direct Operating Costs

Comparison of Three and Six Months Ended June 30, 2016 and 2015

        The following tables present consolidated revenues and direct operating costs for the three and six months ended June 30, 2016 and 2015, which we have disaggregated into our operating segments in order to facilitate a review of period-over-period variances:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues
Construction services	$1,119	$904	$2,007	$1,600
Other business services	482	490	933	760
Energy	63	85	129	176
Other industrial operations	344	151	616	240
Corporate and Other	—	—	—	—

Total revenues	$2,008	$1,630	$3,685	$2,776

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Direct operating costs
Construction services	$1,082	$877	$1,938	$1,531
Other business services	429	443	847	692
Energy	44	53	87	108
Other industrial operations	309	111	561	176
Corporate and Other	1	—	1	—

Total direct operating costs	$1,865	$1,484	$3,434	$2,507

Comparison of Three and Six Months Ended June 30, 2016 and 2015

        Construction services: revenues and direct operating costs for the three months ended June 30, 2016 increased by $215 million (24%) and $205 million (23%), respectively. Revenues and direct operating costs for the six months ended June 30, 2016 increased by $407 million (25%) and $407 million (27%), respectively. Revenue and costs increased primarily as a result of additional project work secured and progressed in the current year compared to prior year. In addition during the three months ended June 30, 2016, we earned $5 million of revenue from the settlement of a project negotiation. On a regional basis, Australia contributed 51% of revenue, the Middle East contributed 14%, United Kingdom contributed 32% and Canada contributed 3% of revenues in the second quarter of 2016. Our Australia region continues to be our largest contributor reflecting our continued strong market presence.

        Other business services: revenues and direct operating costs for the three months ended June 30, 2016 decreased by $8 million (2%) and $14 million (3%), respectively. Revenues and direct operating costs for the six months ended June 30, 2016 increased by $173 million (23%) and $155 million (22%), respectively. Our real estate services revenues were lower for the three months ending June 30, 2016 compared to the prior year period as a result of lower volumes in the U.S. in our relocations business. Despite lower volumes, gross margin contribution increased due to lower servicing costs and a benefit from foreign exchange. The decrease in revenue and costs in our real estate services operations for the three month period ending June 30, 2016 was offset by an increase in our facilities management operations as we completed onboarding of projects won earlier in the year and are starting to see some higher margin contribution. For the six months ending June 30, 2016 the increases in revenue and direct operating costs were primarily related to an increase in ownership of our facilities management operations which has been consolidated in the current period, and were acquired part way through the comparative period.

        Energy: revenues and direct operating costs for the three months ended June 30, 2016 decreased by $22 million (26%) and $9 million (17%), respectively. Revenues and direct operating costs for the six months ended June 30, 2016 decreased by $47 million (27%) and $21 million (19%), respectively. Our operations are primarily focused in Alberta, Canada where the second quarter is typically expected to be the weakest financial and operating quarter as a result of the weather, as ground conditions are impacted by spring breakup. In addition, this quarter revenues were significantly impacted due to weaker natural gas prices. Our realized pricing was 47% lower in the second quarter of 2016 compared to 2015, and volume was 4% lower. This decrease was partially offset by interest income received on investment securities.

        Other industrial operations: revenues and direct operating costs for the three months ended June 30, 2016 increased by $193 million (128%) and $198 million (178%), respectively and revenues and direct operating costs for the six months ended June 30, 2016 increased by $376 million (157%) and $385 million (219%), respectively. The increase is due to additional acquisitions completed in the latter half of 2015. In June 2015, we acquired an infrastructure support manufacturing business. In August 2015, we acquired a palladium mining operation and we also completed the acquisition of our graphite electrode manufacturing operations. Results from these acquisitions are currently below historical results as we made these acquisitions at a low point in the business and/or industry cycle. In addition, revenues and direct operating costs in our bath and shower products manufacturing operations increased by 5% and 1% respectively. In these operations we have been focused on improved profitability through price increases and cost reductions.

General and Administrative Expenses

        General and administrative expenses for the three months ended June 30, 2016 were $64 million, an increase of $16 million compared to $48 million for the three months ended June 30, 2015. General and administrative expenses for the six months ended June 30, 2016 were $126 million, an increase of $37 million compared to $89 million for the three months ended June 30, 2015. General and administrative expenses increased in both periods primarily due to the acquisitions completed within our other industrials segment in 2015.

Depreciation and Amortization Expense

        Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our energy segment and specifically from our oil and gas assets where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use NI 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.

        Depreciation and amortization expenses for the three months ended June 30, 2016 were $76 million, an increase of $15 million compared to $61 million for the three months ended June 30, 2015. For the six months ended June 30, 2016, depreciation and amortization expenses were $148 million, an increase of $34 million compared to the $114 million for the six month period ended June 30, 2015. The increase in both periods is a result of the acquisition of our graphite electrode manufacturing operations which resulted in significant PP&E additions. The increase in depreciation within our other industrials segment was partially offset by a decrease in our energy operations due to lower production in 2016.

Interest Expense, net

        For the three and six months ended June 30, 2016, interest expense was $23 million and $47 million respectively, an increase of $13 million and $27 million, respectively, when compared to $10 million and $20 million for the three and six months ended June 30, 2015. The increase was primarily due to debt within our graphite electrode manufacturing operation acquired in August 2015.

Equity Accounted Income

        For the three and six months ended June 30, 2016, equity accounted income increased by $14 million and $38 million, respectively, when compared to the same periods in the prior year. We acquired our Western Australia energy operations in June 2015 which contributed to the increase in income during such periods. This business is currently over 80% hedged on oil production and has long term natural gas contracts in place counteracting the weakness in oil and gas pricing.

Impairment Expense, net

        An impairment expense of $106 million was recorded in the three and six months ended 30 June 2016 respectively. The impairment expense attributable to the parent company is $40 million. The impairment charge in the current quarter is related to the intended disposition of non-core assets in our graphite electrode manufacturing business. There was no impairment expense recorded for the three and six months ended June 30, 2015.

        The partnership identifies cash generating units, or CGUs, as groups of assets that are largely independent of the cash inflows from other assets or groups of assets. For goodwill impairment testing, the partnership has aggregated groups of CGUs, that represent the lowest level at which the partnership monitors goodwill for internal management purposes. The partnership's groups of CGUs are not larger than the partnership's operating segments.

        As of June 30, 2016 the goodwill balance of $1,142 million (December 31, 2015 — $1,124 million) was allocated between our construction services business $762 million (December 31, 2015 — $751 million), our other business services operations $206 million (December 31, 2015 — $198 million) and other industrial operations $174 million (December 31, 2015 — $175 million).

        There were no indicators of goodwill impairment during the three and six months ended June 30, 2016. The change in the balance of goodwill between periods related to foreign currency movements.

Gain on Acquisitions/Dispositions

        For the three and six months ended June 30, 2016, we recorded a net $28 million gain primarily related to the sale of investments. We sold corporate bonds and equity securities held as available for sale investments during the period.

        For the six months ended June 30, 2015, we recorded a gain on acquisitions of $269 million related to three acquisitions during the period. $171 million of the gain related to the acquisition of oil and gas assets within our Canadian CBM platform and we also recorded a gain on the step-up acquisition of our facilities management operations. Also, in June 2015 we recorded a $7 million gain on the acquisition of our infrastructure support manufacturing business.

Other Expenses, net

        For the three and six months ended June 30, 2016, other expense was $21 million and $31 million respectively. The expense relates to an unrealized loss on a hedge in our Canadian energy operations, partially offset by an unrealized gain on an investment within our industrial operations.

        For the three and six months ended June 30, 2015, other expense was $14 million and $18 million, respectively, due to an energy derivative loss which was only partially offset by fee income on a loan investment.

Income Tax Expense

        For the three and six months ended June 30, 2016, current income tax expense was $7 million and $10 million, respectively, compared to $10 million and $21 million for the same periods in 2015, respectively, and deferred income taxes recovery of $15 million and $22 million, respectively, compared to an expense of $3 million and $10 million for the same periods in 2015, respectively.

        Our income tax recovery of $8 million for the three months ended June 30, 2016 resulted in an effective tax rate of 8%, while at our composite income tax rate of 26%, we would expect a tax recovery of $26 million.

        One of the reasons for this variance is a result of our ownership structure, where our consolidated net income includes income attributable to non-controlling ownership interest, and our consolidated tax expense in some circumstances only includes only our proportionate share of the tax expense. This gave rise to a $10 million increase in our tax recovery, compared to our expected income tax recovery. In addition, losses incurred during the quarter in our industrials sector were not recognized, which gave rise to a $32 million reduction in our income tax recovery, compared to our expected income tax recovery.

Summary of Results

Quarterly Results

        Total revenues and net income for the eight most recent quarters are as follows:

	2016		2015				2014
(US$ Millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Revenues	$2,008	$1,677	$2,087	$1,891	$1,630	$1,145	$1,325	$1,188
Direct operating costs	(1,865)	(1,569)	(1,909)	(1,716)	(1,484)	(1,023)	(1,179)	(1,047)
General and administrative expenses	(64)	(62)	(68)	(67)	(48)	(41)	(46)	(46)
Depreciation and amortization expense	(76)	(72)	(70)	(73)	(61)	(53)	(41)	(38)
Interest expense	(23)	(24)	(29)	(16)	(10)	(10)	(8)	(7)
Equity accounted income, net	20	27	(35)	30	6	3	5	9
Impairment expense, net	(106)	—	(7)	(88)	—	—	(45)	—
Gain on acquisitions/ dispositions	28	—	—	—	7	262	—	—
Other income (expense), net	(21)	(10)	21	66	(14)	(3)	7	6

Income before income tax	(99)	(33)	(10)	27	26	280	18	65
Current income tax (expense)/recovery	(7)	(3)	(17)	(11)	(10)	(11)	(6)	(11)
Deferred income tax (expense)/recovery	15	7	(14)	(1)	3	7	6	—

Net income (loss)	$(91)	$(29)	$(41)	$15	$19	$276	$18	$54

Net income (loss) attributable to parent company and unitholders(1)	$(33)	$(5)	$2	$20	$8	$178	$15	$40
Net income (loss) attributable to non-controlling interest(2)	(58)	(24)	(43)	(5)	11	98	3	14

	$(91)	$(29)	$(41)	$15	$19	$276	$18	$54

Basic and diluted earnings (loss) per limited partner unit	$(0.03)	$—	$—	$—	$—	$—	$—	$—

(1)
Includes net income (loss) attributable to Brookfield prior to the Spin-off and to limited partnership unitholders, general partnership unitholders and redemption-exchange unitholders post Spin-off.

(2)
Includes net income (loss) attributable to the interests of others in our operating subsidiaries.

        Revenue and operating cost varies from quarter to quarter primarily due to acquisitions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality in underlying operations. Broader economic factors and commodity market volatility in particular has a significant impact on a number of our operations specifically within our energy and other industrials segment. Seasonality primarily affects our construction operations and some of our other business services, which typically have stronger performance in the latter half of the year. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Segment Analysis

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is funds from operations, or Company FFO. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered an appropriate measure for our operations as it provides an estimate of the overall operations of our businesses including the impact of borrowings within each of our operations and earnings where we do not control the underlying business.

Construction Services

        The following table presents Company FFO for our construction services segment for the three and six month periods ending June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$1,119	$904	$2,007	$1,600
Direct operating costs	(1,082)	(877)	(1,938)	(1,531)
General and administrative expenses	(10)	(9)	(20)	(16)
Interest expense	(1)	—	(1)	(1)
Equity accounted income	—	—	—	—
Current income taxes	(1)	(1)	(1)	(8)

Company FFO before non-controlling interests	$25	$17	$47	$44
Company FFO attributable to non-controlling interests(2)	—	—	—	—

Company FFO(1)	$25	$17	$47	$44

        The following table presents total equity for our construction services segment as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Total assets	$2,304	$2,125
Total liabilities	(1,451)	(1,372)
Non-controlling interests(2)	(6)	(8)

Equity attributable to unitholders(1)	$847	$745

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of the Three and Six Months Ended June 30, 2016 and 2015

        We recognized $25 million of Company FFO from our construction operations for the three months ended June 30, 2016 compared to $17 million for the three months ended June 30, 2015. This increase in Company FFO is due to continued strong performance in the business and revenue earned from the settlement of a project negotiation.

        Our construction workbook has been robust with new projects secured during the year replacing the value of work performed. We have 13 additional projects in progress in 2016 compared to 2015. During the second quarter of 2016, we signed a number of substantial projects in Australia and the United Kingdom including six residential and commercial developments, and one mixed-use project. Backlog of secured projects yet to reach completion increased from a count of 91 ($6.8 billion) at June 30, 2015 to 104 ($7.3 billion) at June 30, 2016, which translates to a weighted average of just under two years of activity. The increase in backlog is primarily due to new projects secured in Australia and in the United Kingdom. Our pipeline of preferred projects representing potential future workbook opportunities remains strong across all regions.

        We recognized $47 million of Company FFO from our construction operations for the six months ended June 30, 2016 compared to $44 million for the six months ended June 30, 2015. In the first quarter of 2015 we completed a large project in the United Kingdom which resulted in the collection of the associated revenues and increased Company FFO for the six months ending June 30, 2015. During 2016 these revenues were replaced with an expansion in our operations across existing regions and the collection of settlement fees discussed above.

Other Business Services

        The following table presents Company FFO for our other business services segment for the three and six month periods ending June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$482	$490	$933	$760
Direct operating costs	(429)	(443)	(847)	(692)
General and administrative expenses	(26)	(26)	(50)	(45)
Interest expense	(3)	(2)	(7)	(4)
Equity accounted income	7	6	10	9
Current income taxes	(4)	(8)	(6)	(10)

Company FFO before non-controlling interests	$27	$17	$33	$18
Company FFO attributable to non-controlling interests(2)	(12)	(3)	(16)	(2)

Company FFO(1)	$15	$14	$17	$16

        The following table presents total equity for our other business services segment as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Total assets	$1,484	$1,429
Total liabilities	(981)	(958)
Non-controlling interests(2)	(181)	(162)

Equity attributable to unitholders(1)	$322	$309

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of the Three and Six Months Ended June 30, 2016 and 2015

        Company FFO for our other business services segment for the three months ended June 30, 2016 was $15 million compared to $14 million for the same period in 2015. Company FFO from our facilities management operations increased for the three months ended June 30, 2016 as we are seeing benefits from new contracts on boarded earlier in the year. Company FFO also benefitted from cost containment measures put in place within our real estate services operations and from the impact of foreign exchange compared to the prior period. These increases were partially offset by lower contributions from our financial advisory services business which had an exceptional year in 2015.

        We recognized $17 million of Company FFO from our other business services operations for the six months ended June 30, 2016 compared to $16 million for the six months ended June 30, 2015. Our real estate services business generated lower Company FFO in the first quarter of 2016 as many of its customers were impacted by the weak oil and gas market. The business has shown improvement in the second quarter. The 2016 period included a full period of results from our facilities management business acquired in the first quarter of 2015.

Energy

        The following table presents Company FFO for our energy segment for the three and six month periods ending June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$63	$85	$129	$176
Direct operating costs	(44)	(53)	(87)	(108)
General and administrative expenses	(4)	(3)	(8)	(9)
Interest expense	(7)	(6)	(15)	(11)
Equity accounted income	34	—	87	—
Realized disposition gain, net	19	—	19	—
Current income taxes	—	—	(1)	(1)

Company FFO before non-controlling interests	$61	$23	$124	$47
Company FFO attributable to non-controlling interests(2)	(44)	(21)	(89)	(35)

Company FFO(1)	$17	$2	$35	$12

        The following table presents total equity for our energy segment as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Total assets	$1,848	$1,867
Total liabilities	(993)	(1,097)
Non-controlling interest(2)	(529)	(455)

Equity attributable to unitholders(1)	$326	$315

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of Three and Six Months Ended June 30, 2016 and 2015

        Company FFO in our energy segment for the three and six months ended June 30, 2016 was $17 million and $35 million, respectively compared to $2 million and $12 million, respectively for the three and six months ended June 30, 2015. The increase in Company FFO is attributable to our equity accounted Western Australia energy operations which contributed $10 million of Company FFO during the three months ended June 30, 2016. We acquired these operations in the second quarter last year and have hedged over 80% of the oil exposure and have fixed price long term natural gas contracts in place. In addition, we realized a net gain of $19 million on the sale of corporate bond securities during the quarter which were held as financial assets. These increases were partially offset by lower revenues and Company FFO in our Canadian operations for the three and six month period ending June 30, 2016, due to a reduction in pricing and volume. Our realized pricing was 47% lower in the second quarter of 2016 compared to 2015, and our realized pricing was 46% lower in the first six months of 2016 compared to 2015.

Other Industrial Operations

        The following table presents Company FFO for our other industrial operations segment for the three and six month periods ending June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$344	$151	$616	$240
Direct operating costs	(309)	(111)	(561)	(176)
General and administrative expenses	(24)	(10)	(48)	(19)
Interest expense	(12)	(2)	(24)	(4)
Realized disposition gain, net	9	—	9	—
Current income taxes	(2)	(1)	(2)	(2)

Company FFO before non-controlling interests	$6	$27	$(10)	$39
Company FFO attributable to non-controlling interests(2)	(4)	(19)	7	(28)

Company FFO(1)	$2	$8	$(3)	$11

        The following table presents total equity for our other industrial operations segment as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Total assets	$2,249	$2,214
Total liabilities	(1,188)	(1,124)
Non-controlling interests(2)	(698)	(672)

Equity attributable to unitholders(1)	$363	$418

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of Three and Six Months Ended June 30, 2016 and 2015

        Company FFO for our other industrial operations segment for the three months ended June 30, 2016 was $2 million compared to $8 million for the three months ended June 30, 2015. Company FFO for our other industrial operations segment for the six months ended June 30, 2016 was a loss of $3 million compared to an income of $11 million for the six months ended June 30, 2015.

        For the three months ended June 30, 2016, our graphite electrode manufacturing business contributed negative Company FFO of $4 million. Comparative results for 2015 do not include these operations as the acquisition was completed in August 2015. Results from this operation are currently below historical results as we made the acquisition at a low point in the business and industry cycle. In addition, Company FFO from our palladium operations decreased by $3 million. These operations contributed interest income in the previous period as a loan investment but were consolidated in the current period and were negatively impacted by a low pricing environment. We are proactively making operational improvements in both these businesses and intend to execute on the sale of non-core assets in our graphite electrode business. We believe the combination of our operational improvements and an improvement in the market environment should enable the businesses to return to historical level Company FFO.

        Within Company FFO for the three months ended June 30, 2016 are $3 million of gains attributable to the parent company and unitholders realized on the sale of public security investments and higher contributions from our bath and shower manufacturing operations as a result of price increases and cost reductions.

During 2015, we were able to implement price increases which were supported by improved market conditions and demand for new products. Our cost reduction initiatives increased operation margins, supported by improved labour productivity and lower fuel and input costs.

        For the six months ended June 30, 2016, our graphite electrode manufacturing business contributed negative Company FFO of $7 million. Comparative results for 2015 do not include these operations as the acquisition was completed in August 2015. Results from this operation are currently below historical as discussed above.

        General and administrative expenses for other industrial operations for the three months ended June 30, 2016 were $24 million, an increase of $14 million compared to $10 million for the three months ended June 30, 2015. General and administrative expenses for other industrial operations for the six months ended June 30, 2016 were $48 million, an increase of $29 million compared to $19 million for the three months ended June 30, 2015. The increase in general and administrative expenses relates to acquisitions made in 2015. In June 2015 we completed the acquisition of a Canadian infrastructure support manufacturing business as a result of a recapitalization whereby our debt position was converted into an equity interest in the business. In August 2015 we completed the acquisition of our graphite electrode manufacturing operations.

        Interest expense for other industrial operations for the three months ended June 30, 2016 was $12 million, an increase of $10 million compared to $2 million for the three months ended June 30, 2015. Interest expense for other industrial operations for the six months ended June 30, 2016 was $24 million, an increase of $20 million compared to $4 million for the six months ended June 30, 2015. The increase in interest expense relates to our graphite electrode manufacturing operations where we assumed debt when we acquired this business.

Corporate and Other

        The following table presents Company FFO for our corporate segment for the three and six month periods ending June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$—	$—	$—	$—
Direct operating costs	(1)	—	(1)	—
General and administrative expenses	—	—	—	—
Interest expense	—	—	—	—
Current income taxes	—	—	—	—

Company FFO before non-controlling interests	$(1)	$—	$(1)	$—
Company FFO attributable to non-controlling interests(2)	—	—	—	—

Company FFO(1)	$(1)	$—	$(1)	$—

        The following table presents total equity for our other corporate segment as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Total assets	$262	$—
Total liabilities	(1)	—
Non-controlling interests(2)	—	—

Equity attributable to unitholders(1)	$261	$—

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

(3)
Comparative numbers are attributable to the parent company, as these are in respect of the period prior to the Spin-off on June 20, 2016.Post Spin-off includes equity attributable to limited partners, general partner and non-controlling interests related to redemption-exchange unit holders.

        Pursuant to our Master Services Agreement, we pay Brookfield a quarterly Base Management Fee equal to 1.25% annually of our market value, plus third party debt with recourse net of cash held by corporate entities. The fees for the three months ended June 30, 2016 are related to the 10 day period between Spin-off (June 20, 2016) to June 30, 2016.

        As part of the Spin-off, our partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest, to be determined in connection with any such deposit. The terms of any such deposit are expected to be on market terms. As of June 30,2016, the amount of the deposit was $250 million and was included in cash and cash equivalents.

Reconciliation of Non-IFRS Measures

        To measure our performance, amongst other measures, we focus on Company FFO. Company FFO is a non-IFRS measure we use to assess operating results and the performance of our businesses on a segmented basis. See "Segment Analysis" above for additional information.

        Company FFO has limitations as an analytical tool as it does not include depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because Company FFO has these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We do not use Company FFO as a measure of cash generated from our operations. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        The following table reconciles Company FFO to net income attributable to the parent company and unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Company FFO(1)	$58	$41	$95	$83
Other expenses, net	(21)	(14)	(31)	(18)
Depreciation and amortization expense	(76)	(61)	(148)	(114)
Impairment expense	(106)	—	(106)	—
Gain on acquisitions/dispositions	—	7	—	269
Deferred income taxes	15	3	22	10
Non-cash items attributable to equity accounted investments	(21)	—	(50)	—
Non-cash items attributable to non-controlling interest(2)	118	32	180	(44)

Net (loss) income attributable to unitholders(1)	$(33)	$8	$(38)	$186

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Non-cash items attributable to the interests of others in our operating subsidiaries.

        The following table reconciles equity attributable to limited partner units, general partner units, the parent company, redemption-exchange units, preferred shares and special limited partnership units to equity in net assets attributable to unitholders for the periods indicated:

(US$ Millions)	June 30, 2016	December 31, 2015
Limited partners(1)	$1,016	$—
General partner(1)	—	—
Brookfield Asset Management Inc.(2)	—	1,787
Non-controlling interest attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	1,103	—

Equity in net assets attributable to unitholders(3)	$2,119	$1,787

        The following table reconciles net (loss) income attributable to limited partner units, general partner units, the parent company, and redemption-exchange units to net (loss) income attributable to parent company and unitholders for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ Millions)	2016	2015	2016	2015
Limited partners(1)	$(1)	$—	$(1)	$—
General partner(1)	—	—	—	—
Brookfield Asset Management Inc.(2)	(30)	8	(35)	186
Non-controlling interest attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	(2)	—	(2)	—

Net (loss) income attributable to parent company and unitholders(3)	$(33)	$8	$(38)	$186

        The following table reconciles net (loss) income attributable to limited partner units, general partner units, the parent company, and redemption-exchange units to net (loss) income attributable to parent company and unitholders for the periods indicated:

	2016		2015				2014
(US$ Millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Limited partners(1)	$(1)	$—	$—	$—	$—	$—	$—	$—
General partner(1)	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.(2)	(30)	(5)	2	20	8	178	15	40
Non-controlling interest attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	(2)	—	—	—	—	—	—	—

Net (loss) income attributable to parent company and unitholders(3)	$(33)	$(5)	$2	$20	$8	$178	$15	$40

(1)
For the period from June 20, 2016 to June 30, 2016

(2)
For the periods prior to June 20, 2016

(3)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Unaudited Interim Condensed Consolidated Statements of Financial Position

        The following is a summary of the Unaudited Interim Condensed Consolidated Statements of Financial Position:

(US$ Millions)	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$709	$354
Financial assets	606	409
Accounts receivable, net	1,799	1,635
Inventory and other assets	716	748
Property, plant and equipment	2,287	2,364
Deferred income tax assets	92	64
Intangible assets	426	445
Equity accounted investments	370	492
Goodwill	1,142	1,124

Total assets	$8,147	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	$2,466	$2,375
Borrowings	2,058	2,074
Deferred income tax liabilities	90	102

Total liabilities	4,614	4,551

Equity
Equity in net assets attributable to unitholders(1)	$2,119	$1,787
Non-controlling interests(2)	1,414	1,297

Total equity	3,533	3,084

Total liabilities and equity	$8,147	$7,635

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Financial Assets

        Financial assets increased by $197 million from $409 million as of December 31, 2015 to $606 million as of June 30, 2016. The increase is primarily related to corporate bonds and public company security investments made in 2016 in our other industrial and energy segments.

        The following table presents financial assets by segment as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
June 30, 2016	$68	$60	$327	$151	$—	$606

December 31, 2015	$84	$91	$214	$20	$—	$409

Accounts Receivable

        Accounts receivable increased by $164 million from $1,635 million as of December 31, 2015 to $1,799 million as of June 30, 2016. The increase was related to higher receivables in our construction services business and our facilities management business due to higher project volumes within the operations.

Inventory and Other Assets

        Inventory and other assets decreased by $32 million from $748 million as of December 31, 2015 to $716 million as of June 30, 2016. The decrease was primarily related to our real estate services business which had higher home inventory turnover in the period. Our construction operations had a lower work in progress (unbilled revenue) balance at June 30, 2016 compared to December 31, 2015.

Property, Plant & Equipment (PP&E)

        PP&E is primarily related to our industrial operations and our energy operations segments. PP&E decreased by $77 million from $2,364 million as of December 31, 2015 to $2,287 million as of June 30, 2016. This decrease is primarily due to an impairment charge recognized at our graphite electrode operations due to the classification of certain operations as held for sale and in our Canadian oil and gas properties where PP&E decreased due to a change in the asset retirement obligation, or ARO, estimate. We recorded a change in the timing of future remediation costs resulting in a lower ARO liability and a corresponding reduction to the PP&E balance. The decline was partially offset by a positive impact of foreign exchange on our Canadian operations which have a large PP&E balance. There were no significant additions to PP&E.

Intangible Assets

        Our intangible assets balance is primarily from our industrial operations and our other business services segments. Intangible assets decreased by $19 million from $445 million as of December 31, 2015 to $426 million as of June 30, 2016. This decrease is primarily due to amortization of intangible assets within our graphite electrode operations.

Equity Accounted Investment

        Equity accounted investments decreased by $122 million from $492 million as of December 31, 2015 to $370 million as of June 30, 2016 primarily due to the sale of a portion of our Western Australia energy operations during the quarter.

Goodwill

        Goodwill increased by $18 million from $1,124 million as of December 31, 2015 to $1,142 million as of June 30, 2016. This increase is due to a positive impact of foreign exchange on goodwill balances within our Canadian and Australian operations.

Accounts Payable and Other

        Accounts payable and other increased by $91 million from $2,375 million as of December 31, 2015 to $2,466 million as of June 30, 2016 primarily due to an increase in our construction operations and our facilities management business in line with higher contract volumes in the quarter. This increase was partially offset by a decrease in accounts payable in our energy operations as we settled investments during the period.

Equity Attributable to Unitholders

        As of June 30, 2016, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units: limited partnership units, and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P.

        Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and Redemption Exchange Units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of our partnership over an initial threshold of $25/unit.

        As part of the Spin-off Brookfield also subscribed for $15 million of preferred shares of our holding entities.

        The total number of partnership units outstanding are as follows:

UNITS	June 30, 2016	December 31, 2015
General partner units	4	—
Limited partner units	43,845,298	—
Redemption-Exchange units, held by Brookfield	48,150,497	—
Special Limited partner units	4	—

        There have been no changes in partnership units between June 30, 2016 and August 11, 2016.

        On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid ("NCIB") for its limited partnership units. Under the NCIB, the Board of Directors of the general partner of BBU authorized the partnership to repurchase up to 5% of the issued and outstanding units, or 2,192,264 units. No repurchases have been made under the NCIB as of August 11, 2016.

Liquidity and Capital Resources

        The following table presents borrowings by segment as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
June 30, 2016	$23	$450	$785	$800	$—	$2,058

December 31, 2015	$18	$503	$808	$745	$—	$2,074

        As of June 30, 2016, the partnership had outstanding debt of $2,058 million as compared to $2,074 million as of December 31, 2015. The borrowings consist of the following:

(US$ Millions)	June 30, 2016	December 31, 2015
Term loans and credit facilities	$1,578	$1,518
Securitization program	245	287
Senior notes	235	269

Total Borrowings	$2,058	$2,074

        The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $2,058 million as of June 30, 2016 compared to $2,074 million at December 31, 2015. The decrease of $16 million was primarily due to a decrease in our senior notes and our securitization program partially offset by debt used to acquire financial assets in our energy and other industrials operations in the quarter.

        We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities ranging from 1-7 years. The weighted average maturity at

June 30, 2016 was 2.2 years and the weighted average interest rate on debt outstanding was 3.8%. As of June 30, 2016, the maximum borrowing capacity of our credit facilities was $2.8 billion, of which $1.6 billion was drawn.

        The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt to EBITDA ratios. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. However, due to economic conditions, including challenging commodity pricing, we are currently undertaking proactive measures to avoid having any of our energy and other industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness will depend on, among other things, the conditions of the capital markets and our financial conditions at such time. We do not expect any of our current facilities to default prior to finding a path to resolution.

        One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business's receivables. The partnership was in compliance with the covenants under the securitization program as of June 30, 2016.

        Our graphite electrode manufacturing operations have senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as of June 30, 2016. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020. We paid $27 million to acquire bonds with a carrying value of $37 million during 2016.

        We have entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. As of June 30, 2016, no amounts have been drawn under these credit facilities.

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities will be available for an initial term of three years and will be extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or Brookfield Business L.P., that is not otherwise a borrower. As of June 30, 2016, no amounts have been drawn under these credit facilities. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

Net Debt to Capitalization Ratio

        The table below outlines the partnership's consolidated net debt to capitalization as of June 30, 2016 and December 31, 2015.

(US$ Millions)	June 30, 2016	December 31, 2015
Borrowings	$2,058	$2,074
Cash and cash equivalents	(709)	(354)

Net debt	1,349	1,720
Total equity	3,533	3,084

Total capital and net debt	4,882	4,804

Net debt to capitalization ratio	27.6%	35.8%

        We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.

        Our principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding attractive acquisition opportunities as they arise. Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In addition, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.

        Our general partner has adopted a distribution policy pursuant to which the partnership intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 1, 2016, the partnership's Board of Directors declared a dividend of $0.07 per unit payable on September 30, 2016 to unitholders of record as at close of business on August 31, 2016. The distribution will cover the period from June 20, 2016, the Spin-off date, to September 30, 2016.

Cash Flow

        We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

        The following table presents cash and cash equivalents by segment as of June 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
June 30, 2016	$240	$170	$11	$26	$262	$709

December 31, 2015	$139	$171	$5	$39	$—	$354

        As of June 30, 2016, 50% of our cash was held in Canada, and about 35% was approximately evenly allocated between Australia and the United Kingdom. The remaining 15% is approximately spread evenly between the United Arab Emirates, the United States, and other nations. As of December 31, 2015, 45% of our cash was held in Canada, and about 50% was approximately evenly allocated between Australia, the United Arab Emirates, and the United Kingdom. Funds held in Canada, Australia, the United Arab Emirates, the United Kingdom and the United States can generally be repatriated to the partnership without the imposition of tax on the partnership itself, because the partnership, as a limited partnership, generally is not a taxpayer. In some cases, the repatriation of funds to the partnership may result in withholding tax with respect to a unitholder.

        As of June 30, 2016, we had cash and cash equivalents of $709 million, compared to $354 million as of December 31, 2015. Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of mature assets, as well as equity and debt financings. The table below highlights the sources and uses of cash for three month period ending June 30, 2015 and June 30, 2016.

	Six Months Ended
(US$ Millions)	June 30, 2016	June 30, 2015
Cash flows provided by operating activities	$138	$127
Cash flows used in investing activities	(138)	(1,151)
Cash flows provided by financing activities	354	1,120
Effect of foreign exchange rates on cash	1	(5)

	$355	$91

Cash Flow Provided by Operating Activities

        Total cash flows provided by operating activities for the six months ended June 30, 2016 was $138 million compared to $127 million for the six months ended June 30, 2015. The cash provided by operating activities in the six months ended June 30, 2016 were primarily attributable to increased activity in our construction services business and increased cash at our real estate services and financial advisory business.

Cash Flow Used in Investing Activities

        Total cash flows used in investing activities was $138 million for the six months ended June 30, 2016 compared to $1,151 million for the six months ended June 30, 2015. In the second quarter of 2016 our investing activities were related to the acquisition of corporate bond and equity securities in our energy and other industrials segments.

Cash Flow Provided by Financing Activities

        Total cash flows provided by financing activities was $354 million for the six months ended June 30, 2016 compared to $1,120 million for the six months ended June 30, 2015. The corporate bond and equity securities investments we acquired in the first two quarters of 2016 were primarily acquired through financing. In addition, as part of the Spin-off, we received $250 million in consideration for limited partnership units issued to Brookfield, which was on deposit with Brookfield and included in cash and cash equivalents at June 30, 2016.

Off Balance Sheet Arrangements

        In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As of June 30, 2016, the total outstanding amount was $0.9 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.

        From time to time we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

        We will enter into a number of related party transactions with Brookfield as described in our prospectus under the heading "Relationship with Brookfield." Refer to Note 15 in the interim financial statements for additional information.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing the partnership's Unaudited Interim Condensed Consolidated Financial Statements are outlined below.

        For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2016 and Note 2 of our Combined Carve-out Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, included in our prospectus.

Business combinations

        The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Common control transactions

        IFRS 3 Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including: the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Revenue recognition

        Certain of the partnership's subsidiaries use the percentage-of-completion method to account for contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

Financial instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the partnership relative to its counterparties; the credit risk of the partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Income taxes

        The determination of future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary requires judgment. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the Unaudited Interim Condensed Consolidated Statement of Financial Position dates.

Decommissioning liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates and timing of settlements.

Oil and Gas Properties

        The process of estimating the partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of the partnership estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

Other

        Other estimates and assumptions utilized in the preparation of the partnership's financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency and determination of control.

Controls and Procedures

        As the partnership became a reporting issuer during the second quarter, we have elected to file abbreviated CEO and CFO certifications available to issuers in the first interim period ended after becoming a reporting issuer.

QuickLinks

  Exhibit 99.1
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 and 2015
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS